

2001 Annual Report

We Find A Way

WEBSTER FINANCIAL CORPORATION






To serve.
To grow.
To prosper.
Our Mission
To help individuals, families and businesses achieve their financial goals.

Webster has a bold new message:

We Find a Way.

It's more than an attitude.

More than a brand statement.





It's our culture.



We Find a Way is the essence of what has made us a successful, growing enterprise. It's the spirit of our service culture. We are dedicated to finding a way to help individuals, families and businesses achieve their financial goals.

Contents:



It's our message.





The word is out, and it's spreading – *We Find a Way.* We are broadening and deepening our relationships with our customers and attracting new customers every day.


It's
our
future.

Webster is moving rapidly ahead. We look to the future with enthusiasm and with confidence in our ability to anticipate and meet the changing financial needs of our growing customer base. We are enhancing the quality of our revenue stream, improving our operating efficiency, adding capabilities and finding more ways to create value for shareholders.

Financial Highlights

At or for the year ended December 31

(Dollars in thousands, except per share data)	2001	2000	1999
STATEMENT OF CONDITION			
Total assets	$ 11,857,382	$ 11,249,508	$ 9,931,744
Loans receivable, net	6,869,911	6,819,209	6,022,236
Securities	3,999,133	3,405,080	3,066,901
Deposits	7,066,471	6,981,128	6,232,696
Shareholders' equity	1,006,467	890,374	635,667
STATEMENT OF INCOME			
Net interest income	$ 367,479	$ 326,516	$ 303,513
Provision for loan losses	14,400	11,800	9,000
Noninterest income	159,009	122,385	92,630
Noninterest expenses	305,229	265,430	234,961
Income before income taxes and nonrecurring items	206,859	171,671	152,182
Income taxes	69,152	56,843	49,985
Income before nonrecurring items	137,707	114,828	102,197
Nonrecurring items, net of taxes (a)	(4,519)	3,463	(6,847)
NET INCOME	$ 133,188	$ 118,291	$ 95,350
SIGNIFICANT STATISTICAL INFORMATION			
Interest rate spread	3.38%	3.17%	3.19%
Net interest margin	3.48	3.29	3.32
Return on average shareholders' equity (b)	14.35	16.23	16.43
Return on average assets (b)	1.19	1.08	1.05
Net income per diluted common share before nonrecurring items	$ 2.77	$ 2.47	$ 2.25
Net income per diluted common share	2.68	2.55	2.10
Dividends declared per common share	0.67	0.62	0.47
Book value per common share	$ 20.48	$ 18.19	$ 14.09
Tangible book value per common share	13.97	11.53	11.02
Fee income as a percentage of total revenue	28.76%	25.95%	22.55%
Noninterest expenses to average assets, adjusted (c)	2.25	2.11	2.07
Allowance for loan losses/gross loans	1.40	1.31	1.19
Average shareholders' equity to average assets	8.32	6.65	6.38
Diluted weighted average shares	49,743	46,428	45,393

(a) Nonrecurring items include: net insurance proceeds, branch reconfiguration expenses, acquisition related expenses, cost of early debt extinguishment and cumulative effect of change in method of accounting.

(b) Before nonrecurring items.

(c) Excludes nonrecurring items, intangible amortization, capital securities, preferred dividend and foreclosed property expenses.

Dear shareholders:

I am pleased to report that the year 2001 was perhaps our best year ever at Webster. Building on our strong foundation, we reported continuing growth and record earnings in a challenging economic environment. Guided by our clear vision, we made progress toward our strategic objectives and strengthened our platform for growth.

We made considerable progress last year in diversifying our balance sheet in favor of commercial and consumer loans and lower-cost core deposits consistent with our strategy to transition to a more commercial bank-like structure. Modestly assisted by recent acquisitions, our assets, loans and deposits all increased during the year despite aggressive pay-downs in the mortgage loan portfolio due to the low interest rate environment and resulting high prepayments. We also have successfully diversified our revenue stream as income from fee-based services approached 30 percent of total revenue.

Our operating earnings for the fourth quarter and the year, both up 20 percent over comparable periods in 2000, demonstrate our ability to adapt well to changing environments and underscore our continuing success in delivering near-term results that meet or exceed expectations while making sound investments in our future. I am especially pleased to report that in 2001, even as we invested in the people and systems that will drive us forward, our efficiency ratio improved to less than 51 percent.



James C. Smith
Chairman and
Chief Executive Officer

Loan Mix


10% Consumer
60% Residential
30% Commercial

$6.9 Billion
at 12/31/00


16% Consumer
50% Residential
34% Commercial

$7.0 Billion
at 12/31/01

Deposit Mix


23% Checking
49% CD's
28% SAV & MMDA

$7.0 Billion
at 12/31/00


24% Checking
41% CD's
35% SAV & MMDA

$7.1 Billion
at 12/31/01

Our revenue mix is changing for the better. We have broadened our business lines, strengthened our infrastructure and deepened our management team. What I am most excited about is the strategic plan we have built – our roadmap for the future, our blueprint for growth and expansion, for optimization in slower growth markets and for heightened productivity (the following section of this report discusses our plan more fully). Our plan has a clear linkage to our financial plans and to our incentive compensation plans, which challenge our executives to drive future growth consistent with our conservative risk profile. Every one of our business units has a growth plan and a manager capable of and accountable for realizing our goals.

For the year 2001, aided by the acquisition of an equipment leasing/financing company and three insurance agencies, and by the remaining effect from the mid-year 2000 Mechanics Savings Bank acquisition, our revenue grew 17 percent year-over-year. That improvement was driven by an expansion in our net interest margin during the year of about 20 basis points to 3.48 percent and by a 30 percent increase in revenue from fee-based services.

Shareholders' equity now exceeds $1 billion and stands at 8.5 percent of assets – the highest level in over a decade, which enables us to consider a range of investment opportunities including our ongoing share repurchase plan. Book value per common share increased 12.6 percent during the year to $20.48, and tangible book value increased by 21 percent. We increased our dividend for the 11th time, improved our return on assets and reported a cash return on average shareholders' equity in excess of 17 percent for the fourth straight year.

Strong asset quality has always been an imperative at Webster, emanating from our conservative risk philosophy. Even in the challenging economy of 2001, our reserves grew year-over-year, and the allowance for loan losses to gross loans increased nine basis points to 1.4 percent.

It is clear from our performance that Webster has made convincing progress in its transition to a full service financial services provider. We are the largest Connecticut-based bank today as measured by assets, shareholders' equity, market capitalization and profitability. We are both a leading Connecticut financial services provider, ranking first or second in deposit share within our primary markets, and we are becoming a strong regional competitor.

We provide a broad range of financial services to consumers and businesses in our markets. Our ability to build relationships across our business lines is accelerating. Our commercial customers value our insurance products and our private banking capabilities. We are poised for growth through branch expansion and asset diversification, which will accelerate deposit and loan growth, and through the successful penetration in our markets by our insurance agency and by Webster Financial Advisors. As consolidation within the industry continues we will be alert to acquisition opportunities that advance our strategic plan. The result of our continuing growth is likely to be higher revenues, controlled expenses, strong asset quality and an ever stronger, recurring earnings stream.

As our performance continues to exceed expectations we expect that investors will no longer look at us as a thrift institution but rather as what we are today: a company that has made the transition to a commercial bank-like financial services provider. Over time we expect that our shares will be valued accordingly.


14
19
23
26
29
97
98
99
00
01
Fee income as a percent of revenue

Our growth is the direct result of finding more ways to offer more value to an expanding number of individuals, families and businesses. A significant and visible move to capitalize on our momentum was the rollout of our *We Find a Way* branding initiative. Based on extensive research into the qualities that attract retail and business customers to Webster, *We Find a Way* expresses our employees' unique pro-active and caring style. It also describes an organization that is continually improving itself to meet the changing financial needs of our customers.

Our platform for growth was broadened this year through several strategic moves designed to extend our reach into new territories both within and outside our home state. The acquisition in 2000 of Duff & Phelps, LLC, the highly regarded valuation and financial advisory firm, contributed to our revenue growth and product breadth. In March of 2001 Webster acquired Center Capital Corporation, a premier equipment leasing and financing company serving the manufacturing, environmental, construction and transportation industries. Center Capital extends our specialized lending capabilities to customers across the country.


3.35
2.97
3.32
3.29
3.48
97
98
99
00
01
Net interest margin (%)

Within Connecticut we announced plans for a major "de novo" bank branch expansion that will begin in 2002 (the term "de novo" refers to building new bank branches as contrasted with acquiring branches from other banks). This exciting expansion is already underway in Fairfield County. Connecticut has the highest per capita income in the nation, and Fairfield County is the wealthiest county in our state. Its residents need the core personal, small business and commercial services that we provide. They are also ideal candidates for the premium investment, estate planning and private banking services that we offer through Webster Investments and Webster Financial Advisors.

2001 was also the year in which we expanded Webster Insurance through the acquisitions of Musante Reihl Associates, Wolff-Zackin & Associates and Benefit Plans Design and Administration. These three purchases make Webster Insurance the largest independent insurance agency based in Connecticut. They also elevated Webster Insurance's revenue to nearly $22 million.


0.81
0.96
1.05
1.08
1.19
97
98
99
00
01
Operating return on average assets (%)

Webster has seen dramatic growth in the use of our Internet services by both individual and business clients. Over 15 percent of our checking account customers currently have enrolled in our online services, and we expect that growth will accelerate in 2002 and beyond. We now offer a full range of online banking services, from checking and loans to electronic bill payment through our in-house Web site, www.websterbank.com. Customers can open a relationship with us without ever visiting a bank branch, simply by logging on to www.websterbank.com. They can also use our online capabilities to view their accounts, transfer money between accounts and to make electronic payments to virtually anyone, anywhere in a matter


0.40
0.44
0.47
0.62
0.67
97
98
99
00
01
Growth in dividends per share ($)


Nasdaq Bank
11.0
Peer Group*
13.1
Webster
13.6
Five-year total annualized return (%)

** Nationwide thrifts and banks with market capitalization between $750 million and $2 billion.*

of minutes. We believe that the Internet and e-commerce present the most exciting current opportunities in financial services to respond to customer needs, create competitive advantages and automate processes to gain efficiency. People and technology in these two areas are our highest investment priorities.

A key goal of our strategic plan is alignment of our organizational structure to achieve our strategic objectives and increase shareholder value. Consistent with this goal, in January 2002 Webster's president, Bill Bromage, was promoted to the newly created position of chief operating officer. All business lines now report directly to Bill.

My own focus will be on further developing Webster's strategic vision on mergers and acquisitions and on our corporate functions. Supporting Bill and me and our management team will be two seasoned professionals who joined Webster in 2001. They are Bill Healy, executive vice president and chief financial officer, and Jo Keeler, executive vice president and chief credit and risk officer.

Among Webster's core values is our commitment to partnering with the communities we serve. We accomplish that through financial and volunteer support to a broad cross section of organizations focused on our major giving priorities: health and human services, economic self-reliance, food and affordable housing. I'm pleased to report that during 2001 our employees increased their volunteer hours and set a new record for contributions to the United Way.

Much has been written and said in recent months about accounting disclosure and corporate governance. Webster's Corporate Governance Committee and our board of directors have carefully crafted guidance over the years to ensure arm's length relationships to avoid conflicts of interest and to provide full disclosure, maximum transparency and accurate financial reporting. That has been our standard practice. One of Webster's core values is our commitment to earning confidence through ethical behavior. The current public attention to transparency and disclosure will show Webster's ongoing practices in a favorable light. We will continue to be vigilant in ensuring that we have an open, honest relationship with our shareholders.

We enter 2002 confident of Webster's potential and determined to exceed expectations. We commend the special efforts of our employees, represented by the photos throughout this report. Our employees make our brand promise real. They are finding ways to make Webster a better company, and I thank them.

James C Smith



New ways to offer more value. New ways to grow.



Four years ago, Webster Financial Corporation committed itself to a straightforward plan for growth. These were our goals:

Transform our balance sheet to a more commercial bank-like structure.

Increase income from fee-based businesses, diversifying our revenue stream.

Maintain strict disciplines regarding expense control and asset quality.

Make strategic acquisitions and invest in key growth opportunities in order to broaden our product lines and strengthen our platform for growth.

Year after year we have made progress on these goals. Over the past five years we have increased our market capitalization sixfold, more than tripled our assets and more than doubled our fee income as a percentage of total revenue. Reflecting this growth, Webster became a member of the Russell 1000 Index in 2001.

Most importantly, Webster's growth has changed our company. We have become a leading Connecticut financial services provider and are becoming a regional competitor as well. Our product line is broader than ever before, and our reach now extends well beyond Connecticut's borders.



Wedding Planner

Cindy Giovacchino

Branch Manager, Webster Bank

We had a gentleman who needed $7,000 quickly. He was short for his daughter's wedding, which was in two weeks. We called Consumer Lending, explained the situation and together found a way to push through a loan. He was able to get his money in time for the wedding.

"Really listening to our customers – that's where

Building on our progress we have developed an ambitious strategic plan – one that leverages our strengths, recognizes our potential and challenges us to make the most of both. This new plan calls for us to:

Optimize the value of our franchise by knowing our customer better, integrating product and service delivery across channels and creating new customer-oriented financial solutions to help us grow.

Enhance our future revenue by continuing to diversify our product lines, accelerating the growth of our fee-based businesses, expanding geographically into fast-growing markets and developing revenue streams from acquired businesses and new products.

Continuously improve operating productivity by re-engineering workflows, utilizing Web technology and integrating acquired businesses in order to gain operational synergies.

For our customers this plan means access to an ever-stronger source of high quality financial services. For investors, it means owning a company on the move.

Our steady progress has two critical sources. The first is our employees, who *find a way* every day to provide a special brand of service to Webster customers – one that deepens relationships, builds loyalty and expands our opportunities to serve more customer needs. The second source is our management discipline – the process of keeping our sights set on the long-term benefits of investing in technology and product innovation.

"We go beyond simply offering products."

The process of building a stronger foundation – of deepening our resources and broadening our reach – was our primary focus during 2001. Our efforts to make Webster a more powerful competitor gained new momentum.

Optimizing the Value of Our Franchise

During 2001 we worked to build a stronger foundation for growth. We brought our existing competencies to new and promising markets. We also added new, complementary competencies to deepen our bonds with existing customers and to attract new customers.

In September, we announced our intention to establish at least twenty new Webster Bank branches and thirty-five new ATM locations over the next three years throughout a number of key communities in Connecticut and contiguous states. The first group of new branches will be in highly attractive lower Fairfield County.

This de novo branch strategy is designed to do much more than generate growth in consumer deposits. It will give Webster new points of distribution for business services and mortgage lending. The de novo strategy will also bring the full-service investment brokerage services of Webster Investment Services, the investment management and planning services of Webster Financial Advisors and the risk management and insurance products of Webster Insurance to communities whose demographics make them ideal markets.

Municipalities, too, now have a new reason to rely even more on Webster. In December we announced the expansion of our Government Finance Group and the formation of a municipal securities


Negotiator
Shannon Murphy
Account Manager, Webster Insurance

We get answers, develop solutions. I had a client who called greatly concerned that his prescription costs were exceeding $2,000 per month. We worked with his benefits plan administrator and found a way to reduce the costs of the drugs he needed to $200 per month.



"Webster literally changed my life."

— EDNA SHEA

underwriting unit. Webster's Government Finance Group is already one of the largest providers of government banking services in Connecticut and works with more than 100 public entities. By expanding our capabilities to include underwriting and dealing in municipal notes and bonds, Webster is able to take on a role traditionally associated with commercial banks: providing investors the opportunity to enjoy the security and tax advantages of municipal bond offerings.

As the breadth of our financial service offerings continues to grow, Webster is sharing best sales practices across all lines of business. To facilitate this process, 2001 saw the formation of the Webster Sales Council – a special advisory board whose members include key sales professionals from each of our primary business units. Through frequent meetings, the council's goal is to provide the planning, direction, support and tools needed by Webster's sales managers to meet their growth goals. The council's tasks include documenting and sharing innovative sales practices, strengthening communication among all sales units, and finding ways to increase the number of relevant Webster products and services offered to each customer.

During 2001 we were also busy leveraging our existing capabilities. We have developed an innovative, location-specific database that allows us to track customers' individual transactions to a specific branch, ATM or Internet. This sophisticated database management system allows us to understand how our customers prefer to transact their business with us. This kind of detailed knowledge of customer preferences enables us to tailor our delivery system to satisfy customer needs and at the same time increase the efficiency of each specific site. We are also able to recognize changes in customer usage patterns and adapt our strategy to take advantage of opportunities such changes present. Utilizing this information we have been able to migrate customers to electronic forms of banking, reducing the need for more costly forms of processing. During 2001, 68 percent of Webster's transactions were processed electronically; the comparable measurement in 1998 was 56 percent.

Enhancing Our Future Revenue

On the acquisition front, Webster gave our region's businesses an additional reason to turn to us by purchasing Center Capital Corporation. Formerly a privately held equipment financing company with assets of $260 million, Center Capital is a leader in equipment leasing and financing programs for the manufacturing, environmental, construction and transportation industries. Since it was established in 1987, Center Capital has grown steadily and now serves businesses in all fifty states. During 2001 it closed nearly $190 million in new



Miracle Worker

Kathryn Freda

Director, Reverse Mortgage Lending, Webster Bank

My client, Edna, had an old, unsafe car. She needed dental work and new glasses. For an elderly person, these are very fundamental things. I talked her through her insecurities about a reverse mortgage. She got the things she needed. After the closing, she called me to say that now, when she goes out for breakfast, she has a whole donut rather than half. To her, that's wonderful. She's got discretionary income.


Nancy Kiely
Senior Vice President
Webster Financial Advisors
Package Designer
Tony D'Angelo
Vice President, Business Development
Webster Financial Advisors



When the United Way of Central Naugatuck Valley needed a new cash management program, we listened carefully. Then, we brought in experts from our cash management area, Treasury and Webster Financial Advisors. We put together a total package which was exactly what they were looking for. And for that, we received the business.

equipment loans and leases. As part of Webster, Center Capital's expertise enables us to expand our roster of financial services to commercial customers through a well-established, national provider of equipment leasing and financing products.

Duff & Phelps, LLC responded to the challenging 2001 economic climate by focusing on its core valuation practice. It added an office in Seattle to its offices in Chicago, New York and Los Angeles and has acquired resources and additional expertise from major accounting firms to assist businesses in measuring the value of intangibles in mergers and acquisitions. By selectively adding people and products, Duff & Phelps is well positioned for future growth.

As part of our effort to expand our geographic presence and extend our product lines, during 2001 we introduced a national mortgage loan origination program. Partnering with independent mortgage brokers across the country, Webster now originates mortgage loans and home equity lines of credit in targeted regional markets through offices in Connecticut, Atlanta, Chicago and Phoenix. This business creates an additional source of fee income for Webster and enables us to selectively add high-quality, secured consumer loans to our balance sheet. It is a natural way to leverage Webster's core strengths in mortgage and consumer lending while deriving benefits from our increased investments in technology, including the Internet.

New product offerings are in the works in the area of investment services. For several years Webster Investments has been a major contributor to our growth by offering our region's families and businesses the opportunity to invest in a "best in class" selection of mutual funds based on a personal assessment of the customer's investment goals and asset allocation strategy. In 2002, Webster Financial Advisors, which targets high net worth individuals, businesses and institutions, will leverage this concept by offering a similar "best in class" product. Webster's products will be based on individual securities investments through partnering agreements with some of the country's top money managers.

Webster also strengthened and expanded its insurance offerings this past year. Through the purchase of three more prominent independent agencies – Musante Reihl Associates, Wolff-Zackin & Associates and Benefit Plans Design and Administration – Webster Insurance is now the largest independent insurance agency based in

"I was really impressed with Webster's creative,



— KRISTEN BULKOVITCH

Connecticut. These are the fourth, fifth and sixth insurance agency acquisitions for Webster since 1998. Through administrative consolidation and shared services Webster Insurance achieved significantly improved productivity. This line of business is an important pillar in our strategy of building financial services leadership.

Through these latest acquisitions, Webster Insurance now offers customers a comprehensive portfolio of insurance products, depth of expertise in both personal and commercial risk management, and negotiating strength with insurance carriers. It's a powerful combination – one that makes Webster a standout for any customer who wants access to the best coverage in the marketplace.

All these new products will help us to serve our customers more comprehensively. Individuals and businesses need an advisor who can take a broad approach to financial strategies. For example, a business owner setting up a cash management strategy may also need the risk management capabilities of Webster Insurance, the equipment leasing advantages provided by Center Capital or the investment capital-raising services of Duff & Phelps. Webster is bringing a multidisciplinary approach to customers so that we can offer greater value with every customer contact we make.

Continuously Improving Our Operating Productivity

Through technology we are finding ways to generate revenue and reduce costs. The combination of technological innovation and skilled people to select and manage the best products presents ways to surpass our customers' expectations for superior service. Technology is a key component in service delivery, and Webster continues to move forward on this front. We have brought our entire Internet infrastructure in-house, helping us to enhance our customers' online experiences as well as maintain cost efficiencies as we add such popular tools as online account opening and loan approvals to our set of Web Banking services. Both individuals and businesses are increasingly relying on the Internet to manage their financial lives more efficiently and conveniently.

In the months ahead we will continue to increase Webster's menu of online tools in order to meet our customers' growing demand for these kinds of services. We have also continued to enhance our telephone voice response capabilities to our customer call center. These services are so popular that the vast majority of Webster's banking transactions and service requests are now handled electronically, freeing our employees for other important work.

"Thanks to Webster,
I was able to create a new life
in America, and help others
do the same."

— PHUONG PHAM

I worked with a family from Vietnam that, due to political turmoil, was forced to flee that country. They wanted our help investing their money. Their portfolio has performed so well that they now regularly withdraw from it to help others come to the U.S. They also made a fundraising video about helping the needy in their country – and they asked me to narrate it.



Ambassador

Teresa Maloney

Investment Executive, Webster Investments




"With a little dig
Webster found a solution
that worked for me."
— RALPH CAMPUTARO

Prospector

Joseph DeMayo

Vice President, Webster Small Business Banking

There was an excavating firm that had a small line of credit with us. During an annual review of their financial statements, we found they had almost half a million dollars in equipment loans with other companies. We worked out a refinancing package at such greatly reduced rates that we were able to improve their cash flow significantly *and* approve a $200,000 increase in their line of credit.

Webster Finds a Way

It's obvious that good institutions become better by looking *outward* at the needs and demographics of their market. But it's also true that they grow by looking *inward*. It is often the inner character of an organization – its unique strengths, core values and special ways of serving customer needs – that allow it to move successfully into new territories and capture greater market share.

At Webster, our inner character now has an outer voice in the form of a new corporate branding initiative called *We Find a Way*.

Although our *We Find a Way* message is new, it is an expression of a longstanding service attitude at Webster. Early in 2001 we conducted extensive focus group research among our customers in order to identify why they were attracted to Webster and why they remain loyal to our brand. Time and time again they cited our employees' positive attitudes and willingness to help as the main reason for their continued allegiance to Webster. It was a fact that did not surprise us. During the Great Depression, Harold Webster Smith, a determined businessman, founded our institution with a single, noteworthy goal: to help his neighbors find a way to afford a home of their own. Research confirms that his values of caring about every customer and finding a way to meet their needs are still at the heart of our everyday interactions with our customers.

We know that to expand into new geographic regions Webster needs to build upon that core value proposition as a way to attract still more customers and capture additional market share. *We Find a Way* is the encapsulation of our value proposition – and today more than a million households across our region are regularly being exposed to *We Find a Way* through a powerful combination of television, newspaper, radio and outdoor advertising begun in late 2001.

We Find a Way is integrated into every other aspect of our communications programs, and we are moving forward with a brand engagement plan designed to institutionalize the concept in each of our businesses. In this manner, *We Find a Way* has become a rallying point for our employees, a distinguishing strength for our businesses and an enormously powerful tool for drawing new customers to us as we systematically expand Webster's presence within our region.

We are also encouraged by the growing strength of our organization and enthusiastic about the opportunities that lie before us. By expanding and enhancing our product line, we are finding new ways to serve customers' needs. Through geographic expansion we will be able to grow in nearby markets. And through commitment to our strategic direction, we will fulfill our promise to add value for our customers, shareholders, employees and the communities we serve.

At Webster,
We Find a Way.

Webster *at a glance*

One source. A multitude of disciplines. *We Find a Way.*

Webster Bank

Webster Bank provides a full range of commercial, consumer and small business banking services. Commercial banking offers financial services for businesses with over $10 million in revenues, including cash management, asset-based lending, commercial real estate, syndicated lending and international banking. Consumer and small business banking offers comprehensive solutions for the transaction, credit, savings and investment needs of families and small businesses ($10 million or less in revenues) delivered through more than 100 branches, 210 ATMs and the Internet.

Webster Insurance

The largest independent insurance agency based in Connecticut, offering risk management expertise and a wide range of insurance products to businesses and households throughout our region.



Center Capital Corporation

Providing equipment leasing and financing to companies throughout the United States for more than 15 years, with a special focus on the manufacturing, environmental, construction and transportation industries.

Webster Investment Services

Full-service investment brokerage and management with convenient delivery through Webster branches, offering mutual funds and other investment products to more than 50,000 customers representing $1 billion in account assets.

Webster Financial Advisors

Offering premium services for the investment management, trust, private banking and estate planning needs of wealthy individuals, business owners and not-for-profit institutions. Presently serving more than 1,000 clients with over $1.2 billion in assets under management or administration.

Duff & Phelps, LLC

A nationally recognized leader in financial advisory services and investment banking, including extensive expertise in middle-market mergers and acquisitions, private placements, and ESOP and ERISA compliance services.

Corporate Profile

Webster Financial Corporation is the holding company for Webster Bank. With $12 billion in assets, Connecticut-based Webster Bank provides business and consumer banking, mortgage, insurance, trust and investment services through more than 100 banking offices, 210 ATMs and the Internet (www.websterbank.com). Webster Financial Corporation is majority owner of Chicago-based Duff & Phelps, LLC, a leader in financial advisory services, and Webster Bank owns Center Capital Corporation, an equipment leasing and financing company headquartered in Farmington, Connecticut and Webster Trust Company, N.A.

Board of Directors

James C. Smith
Chairman and Chief Executive Officer

Achille A. Apicella, C.P.A.
President, Apicella,
Testa & Company, P.C.

Joel S. Becker
Chairman and Chief Executive Officer,
Torrington Supply Co., Inc.

O. Joseph Bizzozero, Jr., M.D.
President, Bizzozero Assoc. P.C.

William T. Bromage
President and Chief Operating Officer,
Webster Financial Corporation and
President, Vice Chairman and
Chief Operating Officer, Webster Bank

George T. Carpenter
President and Treasurer,
S. Carpenter Construction Co.,
and Carpenter Realty Co.

John J. Crawford
President, Chief Executive Officer
and Director, Aristotle Corporation

Robert A. Finkenzeller
President, Eyelet Crafters, Inc.

Edgar C. Gerwig
Former Chairman, President and Chief
Executive Officer, MECH Financial Inc.
and Mechanics Savings Bank

P. Anthony Giorgio, Ph.D.*
President and Chief Executive Officer,
ARG Companies

C. Michael Jacobi
President, Chief Executive Officer
and Director, Katy Industries, Inc.;
Chairman, KINO Holdings, Inc.

J. Allen Kosowsky, C.P.A.*
J. Allen Kosowsky, C.P.A., P.C.

John F. McCarthy
President, J&M Sales Co., Inc.

Michael G. Morris
Chairman, President and Chief
Executive Officer, Northeast Utilities

Sr. Marguerite Waite
Former President,
Chief Executive Officer and
Treasurer, St. Mary's Hospital

Joseph A. Welna, M.D.*
New Britain Obstetrical
and Gynecological Group

* *Webster Bank only*

Executive Management Group

James C. Smith
Chairman and Chief Executive Officer



William T. Bromage *(above)*
President and Chief Operating Officer,
Webster Financial Corporation and
President, Vice Chairman and
Chief Operating Officer, Webster Bank

Peter K. Mulligan
Senior Executive Vice President,
Retail Banking

Jeffrey N. Brown
Executive Vice President,
Marketing and Communications*

Candace H. Fitzek
Executive Vice President,
Consumer Banking*

William J. Healy
Executive Vice President
and Chief Financial Officer

Jo D. Keeler
Executive Vice President,
Chief Credit Policy Officer
and Chief Risk Officer*

Renée P. Seefried
Executive Vice President,
Human Resources*

Ross M. Strickland
Executive Vice President,
Consumer Finance

Mark J. Tarmy
Executive Vice President,
Information Technology and Operations*

Harriet Munrett Wolfe, Esq.
Senior Vice President,
General Counsel and Secretary

Subsidiary Management Group

Edward F. Fisher
President and Chief Executive Officer,
Webster Trust Company, N.A.

Chester A. Gougis
Chief Executive Officer,
Duff & Phelps, LLC

Thomas N. Howe
Executive Vice President,
Investment Services*
President, Webster
Investment Services, Inc.

John J. Queirolo
President and Chief Executive Officer,
Webster Insurance

Mitchell D. Weiss
President and Chief Executive Officer,
Center Capital Corporation

* *Webster Bank only*

Shareholder Information

Corporate Headquarters
Webster Financial Corporation and Webster Bank
Webster Plaza
Waterbury, CT 06702
(203) 753-2921
www.websterbank.com

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038
1-800-937-5449
www.amstock.com

Dividend Reinvestment and Stock Purchase Plan
Stockholders wishing to receive a prospectus for the Dividend Reinvestment and Stock Purchase Plan are invited to write to American Stock Transfer & Trust Co. at the address listed above, or call 1-800-278-4353.

Stock Listing Information
The common stock of Webster is traded on the NASDAQ National Market System under the symbol "WBST."

Investor Relations Contact
James M. Sitro, CPA, Senior Vice President, Investor Relations (203) 578-2399
jsitro@websterbank.com

Form 10-K and Other Reports
Our annual report to the Securities and Exchange Commission (Form 10-K), additional copies of this report, and quarterly reports may be obtained free of charge by accessing our Web site (www.wbst.com) or by contacting James M. Sitro, CPA, Senior Vice President, Investor Relations, Webster Plaza, Waterbury, CT 06702.

The following table shows dividends declared and the market price per share by quarter for 2001 and 2000. Webster increased its quarterly dividend in the second quarter of 2001 to $.17 per share.

Common Stock Dividends and Market Prices

	Common Stock (per share)	*Market Price*		
2001	*Cash Dividends Declared*	*Low*	*High*	*End of Period*
Fourth	$ .17	$ 29.23	$ 34.08	$ 31.53
Third	.17	28.16	37.06	32.96
Second	.17	27.75	33.74	32.78
First	.16	26.44	30.31	29.31
2000	*Cash Dividends Declared*	*Low*	*High*	*End of Period*
Fourth	$ .16	$ 21.88	$ 29.63	$ 28.31
Third	.16	21.19	27.06	26.94
Second	.16	20.19	25.19	22.19
First	.14	20.13	24.19	23.00

Market Makers

Advest, Inc.
Archipelago, L.L.C.
Bear, Stearns & Co. Inc.
B-Trade Services LLC
C.L. King & Associates
Carl P. Sherr & Co.
F. J. Morrissey & Co., Inc.
First Union Capital Markets
Fleet Trading/Div Fleet Secs.
Fox-Pitt, Kelton, Inc.
Friedman, Billings, Ramsey & Co., Inc.
Herzog, Heine, Geduld, Inc.
Instinet Corporation
Island System Corporation
Jefferies & Company, Inc.
Keefe, Bruyette & Woods, Inc.
Knight Securities L.P.
Legg Mason Wood Walker Inc.
Lehman Brothers, Inc.
MacAllister Pitfield MacKay
MARKETXT, Inc.
McConnell Budd & Downes
Merrill Lynch, Pierce,
Fenner & Smith, Inc.
Midwest Res. First Tennessee
Moors & Cabot, Inc.
Morgan Stanley & Co., Inc.
PaineWebber Inc.
RBC Capital Markets
REDIBook ECN LLC.
Ryan Beck & Co. Inc.
Salomon Smith Barney Inc.
Sandler O'Neill & Partners
Sands Brothers & Co., Ltd.
Schwab Capital Markets
Sherwood Securities Corp.
Spear, Leeds & Kellogg
THE BRUT ECN, LLC
UBS Warburg

Research Coverage

Advest, Inc.
Fitch IBCA, Inc.
Fox-Pitt, Kelton, Inc.
Friedman, Billings, Ramsey & Co., Inc.
Keefe, Bruyette & Woods, Inc.
Lehman Brothers, Inc.
McConnell Budd & Downes
Merrill Lynch, Pierce, Fenner & Smith, Inc.
RBC Capital Markets
Standard and Poor's
Value Line

Annual Meeting

The annual meeting of shareholders of Webster Financial Corporation will be held on April 25, 2002 at 4:00 p.m. at the Courtyard by Marriott, 63 Grand Street, Waterbury, Connecticut. As of February 28, 2002 there were 48,882,265 shares of common stock outstanding and approximately 12,202 shareholders of record.

Webster Bank Information

For more information on Webster Bank products and services, call 1-800-325-2424, or write:

Webster Bank

Customer Contact Center
P.O. Box 10305
Waterbury, CT 06726
service@websterbank.com

Webster Locations


HARTFORD
WATERBURY
NEW HAVEN
BRIDGEPORT
STAMFORD

- ○ Webster Bank
- □ Webster Insurance
- △ Webster Financial Advisors
- ☆ Center Capital Corporation

Ansonia ○
Avon ○
Berlin ○
Bethany ○
Bloomfield ○
Branford ○
Bristol ○
Brookfield ○
Canton ○
Cheshire ○
Cromwell ○
Danbury ○
Derby ○
East Hartford ○
East Haven ○
East Windsor ○
Enfield ○
Essex ○
Fairfield ○
Farmington ○ ☆
Forestville ○
Glastonbury ○
Guilford ○
Hamden ○
Hartford ○ △
Kensington ○
Litchfield ○
Madison ○
Manchester ○
Meriden ○
Middlebury ○
Middletown ○
Milford ○
Naugatuck ○
New Britain ○
New Haven ○ △
New Milford ○
Newington ○
North Haven ○
Old Lyme ○
Old Saybrook ○
Orange ○
Oxford ○
Plainville ○
Prospect ○
Ridgefield ○
Rocky Hill ○
Seymour ○
Shelton ○
Simsbury ○
Somers ○
South Windsor ○
Southbury ○
Southington ○
Stamford ○
Stratford ○
Suffield ○
Terryville ○
Thomaston ○
Torrington ○
Trumbull ○
Vernon ○ □
Wallingford ○ □
Waterbury ○ △
Waterford □
Watertown ○
West Hartford ○
West Haven ○
Westport ○ □ △
Wethersfield ○
Wilton ○
Windsor ○
Winsted ○

Webster Reach

- ○ Duff and Phelps, LLC
- □ Mortgage Origination Office
- ☆ Center Capital Corporation



Atlanta □
Boston ☆
Chicago ○ □ ☆
Los Angeles ○
New York ○
Philadelphia ☆
Phoenix □
Seattle ○


The Webster Way

We take personal responsibility for meeting our customers' financial needs.

We respect the dignity of every individual.

We earn people's confidence through ethical behavior.

We give of ourselves in the communities we serve.

We strive for excellence in everything we do.

With uncompromising commitment to these core principles, we will add value for our customers, shareholders, employees and the communities we serve.

www.websterbank.com


WEBSTER FINANCIAL
CORPORATION